EXHIBIT 99.6

FOR IMMEDIATE RELEASE

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Catherine ENCK
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Thomas FELL
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Patricia MARIE
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Paul FLOREN
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Christine de CHAMPEAUX
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Laurence FRANCISCO
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Sarah WACHTER
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Sophie LE CONG NEN-ALIOT
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Isabelle CABROL
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Charles-Edouard ANFRAY
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Franklin BOITIER
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TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com
Taweelah A1 plant, one of the world’s largest cogeneration facilities, commissioned in Abu Dhabi

Paris, May 5, 2003 — TotalFinaElf announces the on-schedule and on-budget commissioning of the Taweelah A1 power and desalination plant in Abu Dhabi, United Arab Emirates. The plant is owned by Gulf Total Tractebel Power Company, whose shareholders are the Abu Dhabi Water and Electricity Authority (ADWEA) with a 60% interest, TotalFinaElf (20%) and Tractebel (20%).

With a power capacity of 1430 MW and a seawater desalination capacity of around 385,000 cubic meters per day, Taweelah A1 is one of the largest gas-fired cogeneration plants in the world. It will meet approximately one-quarter of the emirate’s power and water demand.

An international tender was issued in 2000 to upgrade and expand the existing installations. The configuration selected offered particularly efficient integration of the existing and planned units, and incorporated leading-edge energy efficiency and environmental stewardship technologies. Carbon dioxide emissions per kWh have been halved in comparison to the original plant, while nitrogen oxide emissions have been reduced by 90%.

This successful project is an important customer reference for TotalFinaElf in the field of power generation and seawater desalination, a fast-growing market in the Middle East.

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